[redacted]

PJB 3/2

SECURI 10028078 ON

SEC Mail Processing Section
FEB 26 2010
Washington, DC
122

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40426

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Madison Avenue Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10731 Treena Street, Suite 201
(No. and Street)

San Diego (City) California (State) 92131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Connie Knapp 858-357-2905
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF
(Name – *if individual, state last, first, middle name*)

2020 Camino del Rio North, Suite 500 (Address) San Diego (City) California (State) 92108 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BD 3/8

OATH OR AFFIRMATION

I, Connie Knapp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Madison Avenue Securities, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

VP & CFO
Title

[signature]
Notary Public

MARTIN MC NEES
Commission # 1788870
Notary Public - California
San Diego County
My Comm. Expires Jan 22, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MADISON AVENUE SECURITIES, INC.

ANNUAL FILING IN ACCORDANCE
WITH RULE 17A-5

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
TOGETHER WITH INDEPENDENT AUDITORS' REPORT THEREON

PKF

MADISON AVENUE SECURITIES, INC.

TABLE OF CONTENTS

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Madison Avenue Securities, Inc.
San Diego, California

We have audited the accompanying statements of financial condition of Madison Avenue Securities, Inc. (the "Company") as of December 31, 2009 and 2008 and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Madison Avenue Securities, Inc. as of December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PKF

San Diego, California
February 22, 2010

PKF
Certified Public Accountants
A Professional Corporation

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

MADISON AVENUE SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2009 and 2008

	2009	2008
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 1,830,292	$ 1,323,929
Commissions receivable	241,997	238,970
Registered representative receivables, net	44,150	62,439
Prepaid expenses	44,396	68,205
Receivable from parent	14,960	-
Deferred tax assets	153,000	-
Total current assets	2,328,795	1,693,543
Property and equipment, net	2,108	3,393
Deposits with clearing organizations	100,000	100,000
Goodwill	64,000	64,000
Deferred tax assets	38,000	-
Other assets	4,940	4,940
Total assets	$ 2,537,843	$ 1,865,876
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 33,917	$ 45,843
Commissions payable	445,599	440,963
Employment liabilities	82,428	87,104
Note payable	133,875	133,875
Related party payable	-	103,093
Income taxes payable	69,500	-
Other liabilities	122,457	46,340
Total liabilities	887,776	857,218
Commitments (Note 11)		
Stockholder's equity:		
Common stock, $0.10 par value;		
Authorized shares - 2,000,000		
Outstanding shares - 1,000,000	100,000	100,000
Additional paid-in-capital	3,276,416	3,276,416
Accumulated deficit	(1,726,349)	(2,367,758)
Total stockholder's equity	1,650,067	1,008,658
Total liabilities and stockholder's equity	$ 2,537,843	$ 1,865,876

The accompanying notes are an integral part of the financial statements.

MADISON AVENUE SECURITIES, INC.
STATEMENTS OF OPERATIONS
For The Years Ended December 31, 2009 and 2008

	2009	2008
Revenues:		
Commission revenue	$ 11,807,099	$ 8,246,336
Investment advisory fee revenue	748,721	431,894
Trading related revenue	307,406	284,834
Interest	4,635	8,107
Other income	1,508,609	889,998
Total revenues	14,376,470	9,861,169
Expenses:		
Commission and fee expense	10,920,174	7,478,558
Trading related expense	146,509	282,203
Employment expense	1,338,179	1,239,982
Operating expense	929,658	701,632
Interest expense	4,541	5,007
Total expenses	13,339,061	9,707,382
Income before income taxes	1,037,409	153,787
(Benefit) provision for income taxes	(104,000)	11,300
Net income	$ 1,141,409	$ 142,487

The accompanying notes are an integral part of the financial statements.

MADISON AVENUE SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For The Years Ended December 31, 2009 and 2008

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at December 31, 2007	1,000,000	$ 100,000	$ 3,176,416	$ (2,510,245)	$ 766,171
Capital contribution	-	-	100,000	-	100,000
Net income	-	-	-	142,487	142,487
Balance at December 31, 2008	1,000,000	100,000	3,276,416	(2,367,758)	1,008,658
Dividends	-	-		(500,000)	(500,000)
Net income	-	-	-	1,141,409	1,141,409
Balance at December 31, 2009	1,000,000	$ 100,000	$ 3,276,416	$ (1,726,349)	$ 1,650,067

The accompanying notes are an integral part of the financial statements.

MADISON AVENUE SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2009 and 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 1,141,409	$ 142,487
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	1,285	20,641
Deferred taxes	(191,000)	-
Changes in operating assets and liabilities:		
Commissions receivable	(3,027)	1,530
Registered representative receivables	152,164	132,459
Prepaid expenses	23,809	49,676
Receivable from parent	(14,960)	-
Deposits with clearing organizations	-	11,532
Other assets	-	(662)
Accounts payable and accrued liabilities	(11,926)	16,736
Commissions payable	4,636	88,666
Employment liabilities	(4,676)	(204,499)
Related party payable	(103,093)	(467,290)
Income taxes payable	69,500	
Other liabilities	76,117	21,316
Net cash provided by (used in) operating activities	1,140,238	(187,408)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture, equipment and leasehold improvements	-	(3,163)
Net cash used in investing activities	-	(3,163)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments on note payable	(133,875)	(130,129)
Capital contribution	-	100,000
Dividends paid	(500,000)	-
Net cash used in financing activities	(633,875)	(30,129)
Net increase (decrease) in cash and cash equivalents	506,363	(220,700)
Cash and cash equivalents at beginning of year	1,323,929	1,544,629
Cash and cash equivalents at end of year	$ 1,830,292	$ 1,323,929

The accompanying notes are an integral part of the financial statements.

MADISON AVENUE SECURITIES, INC.
STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 2009 and 2008

	2009	2008
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for income taxes	$ 16,500	$ 11,300
Cash paid during the year for interest	$ 4,541	$ 5,007
NONCASH INVESTING AND FINANCING ACTIVITIES:		
Issuance of note payable in connection with purchase of insurance policy	$ 133,875	$ 133,875

The accompanying notes are an integral part of the financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Madison Avenue Securities, Inc., ("MAS" or the "Company"), was incorporated in Delaware on May 5th, 2005 and is a wholly owned subsidiary of Asset Marketing Systems Insurance Services, LLC ("Parent" or "AMS"). The Company provides investment brokerage services as an introducing broker-dealer. The Company maintains a clearing relationship with Pershing, LLC who carries all MAS customer brokerage accounts on a fully disclosed basis. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company also provides investment advisory services. For the first two months of the year, these services were provided through its wholly owned subsidiary, Madison Avenue Advisors, Inc. ("MAA"). At the end of February 2009, Madison Avenue Advisors, Inc. was merged into Madison Avenue Securities, Inc. Following the merger, advisory services have been provided by the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

As of December 31, 2009, the financial statements of the Company include all accounts subsequent to the merger with MAA. In addition, all revenues and expenses of MAA for the two months ended February 28, 2009 are included in the accompanying financial statements. As of December 31, 2008, the financial statements include the accounts of the Company and its wholly-owned subsidiary MAA. All intercompany balances and transactions are eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures at the date of the financial statements, and the amounts of revenues and expenses reported during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, certificates of deposit and money market funds purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, which range from five to seven years, or the life of the lease if shorter. The Company expenses general repairs and maintenance costs as incurred.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company records commission revenues and related expenses on a trade date basis as securities transactions are executed. Investment advisory fee revenues are recorded during the period in which services are provided. Other revenue represents fees related to product support and registered representative support, recognized when the related fees are incurred or services are provided.

Financial Instruments

The Company does not hold financial instruments for trading purposes as part of its business operations. Substantially all of the Company's financial instruments, which include cash and cash equivalents and indebtedness, are carried at the amount that approximates their fair value.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include product issuers, clearing organizations, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

For the years ended December 31, 2009 and 2008, commission revenues from three types of investments accounted for approximately 71% and 64%, respectively, of total revenues. As of December 31, 2009, no registered representative accounted for more than 10% of gross commission revenues. As of December 31, 2008, one registered representative accounted for 18% of gross commission revenues.

The Company maintains its bank accounts at two financial institutions located in California. The Federal Deposit Insurance Corporation ("FDIC") insures accounts at each of these banks up to $250,000 at December 31, 2009. As of December 31, 2009 the Company had uninsured cash balances of $1,488,150. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financially stable institutions.

The Company maintained clearing accounts at a financial institution located in New Jersey. The Securities Investors Protection Corporation ("SIPC") insures accounts up to $100,000 at these institutions. At December 31, 2009 and 2008, the Company had no uninsured cash balances at these institutions. The Company has not experienced any losses in the accounts and management believes it places its cash on deposit with financially stable institutions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

New Accounting Pronouncements

The Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") and the Hierarchy of Generally Accepted Accounting Principles ("GAAP"), which became the single official source of authoritative, nongovernmental GAAP. The historical GAAP hierarchy was eliminated and the ASC became the only level of authoritative GAAP, other than guidance issued by the SEC. All other literature became non-authoritative. ASC is effective for financial statements issued for interim and annual periods ending after September 15, 2009.

In August 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-05, *Fair Value Measurements and Disclosures* (ASC 820*) - Measuring Liabilities at Fair Value*." ASU No. 2009-05 amends *Fair Value Measurements and Disclosures - Overall* and provides clarification for the fair value measurement of liabilities. ASU No. 2009-05 is effective for the first reporting period including interim period beginning after issuance. The Company does not expect the adoption of ASU No. 2009-05 to have a material impact on its financial statements.

In January 2010, the FASB issued ASU No. 2010-06, *Improving Disclosures about Fair Value Measurements.* ASU No. 2010-06 amends *Fair Value Measurements and Disclosures* (ASC 820) and provides disclosures relating to the transfers in and out of Levels 1 and 2 and activities within Level 3. ASU No. 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for disclosures about purchases, sales, issuances, and settlements in the rollforward of Level 3 activity, which are effective for fiscal years beginning after December 15, 2010, and interim periods within those years. The Company does not expect the adoption of ASU No. 2010-06 to have a material impact on its financial statements.

Income Taxes

Income taxes are accounted for utilizing the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying value of existing assets and liabilities and their respective tax bases. These expected future tax consequences are measured based on currently enacted tax rates. The effect of tax rate changes on deferred tax assets and liabilities is recognized in income during the period that includes the enactment date.

When the Company has claimed tax benefits that may be challenged by a tax authority, the Company recognizes tax benefits only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely to be realized upon settlement. A liability for "unrecognized tax benefits" is recorded for any tax benefits claimed in the Company's tax returns that do not meet these recognition and measurement standards.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

The Company has adopted uncertain tax positions of ASC 740, Income Taxes which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC 740, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. At the date of adoption and as of December 31, 2009, the Company does not have a liability for unrecognized tax uncertainties.

The Company's policy is to record interest and penalties on uncertain tax positions as income tax expense. As of December 31, 2009 and 2008, the Company has no interest or penalties related to uncertain tax positions.

Fair Value Measurements

The carrying values reflected in the statements of financial condition at December 31, 2009 and 2008 reasonably approximate the fair values for financial instruments in accordance with ASC 820, *Fair Value Measurements and Disclosures*, which requires assets and liabilities to be measured at fair value and segregated into one of three levels.

Level 1 – Quoted prices in active markets (examples include NYSE, NASDAQ, etc.) for assets identical to the securities to be valued. If a Level 1 input is available, it must be used.

Level 2 – Inputs other than quoted prices that are observable for securities, either directly or indirectly. (Examples include matrix pricing utilizing yield curves, prepayment speeds, credit risks, etc.; quoted prices for similar assets in active markets, and inputs derived from observable market data correlation or other means.)

Level 3 – Unobservable inputs, which contain assumptions by the party valuing those assets. For Level 3 inputs, there is no market data or correlations with market assumptions. (Examples would include financial forecast, cash flows or earnings developed using the reporting entity's own data if there is no information reasonably available without undue cost, etc.)

Goodwill

Goodwill is accounted for in accordance with ASC 350, *Intangibles – Goodwill and Other.* Under ASC 350, goodwill is no longer amortized but instead is assessed for impairment at least annually. The goodwill recorded on the balance sheet is the result of the acquisition of Ashland Securities, Inc. in November 2005. Management has evaluated the carrying value of the goodwill and determined there are no indicators of impairment at December 31, 2009 and 2008.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Commissions and Registered Representatives Receivable

Commissions and registered representative receivables at December 31, 2009 and 2008 consist of commission revenues owed to the Company for investments transacted as an introducing broker-dealer and amounts owed from registered representatives. As of December 31, 2009 and 2008, commission receivables were $241,997 and $238,970, respectively. As of December 31, 2009 and 2008, receivables from registered representatives were $44,150 and $62,439, respectively, net of an allowance for uncollectible accounts of $7,086 and $11,547, respectively.

Reclassifications

Certain amounts related to prior year's presentation have been reclassified to conform to current year's presentation.

Subsequent Events

Management has evaluated subsequent events, as defined by ASC 855, *Subsequent Events*, through the date that the financial statements were available to be issued on February 22, 2010.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

	2009	2008
Furniture and fixtures	$ 19,960	$ 19,960
Equipment	1,178	1,178
Computer equipment	45,453	45,453
Software	3,712	3,712
Leasehold improvements	21,138	21,138
	91,441	91,441
Less: accumulated depreciation and amortization	(89,333)	(88,048)
Total property and equipment	$ 2,108	$ 3,393

Depreciation and amortization expense for the years ended December 31, 2009 and 2008 was $1,285 and $20,641, respectively.

NOTE 4 – COMMISSIONS PAYABLE

Commissions payable consist of commissions expense due to registered representatives. As of December 31, 2009 and 2008, $445,599 and $440,963, respectively, were payable to registered representatives. There were no amounts due to clearing organizations or product issuers as of December 31, 2009 and 2008.

NOTE 5 – EMPLOYMENT LIABILITIES

Employment liabilities at December 31, 2009 and 2008, consists of accrued compensation, accrued payroll taxes and accrued paid time off totaling $82,428 and $87,104, respectively. For the year ended December 31, 2008, the Company paid a total of $254,522 in compensation related to two severance agreements entered into in 2007.

NOTE 6 – NOTE PAYABLE

In December 2009, the Company entered into a note payable agreement related to financed insurance premiums. The terms of the agreement require monthly installments of $15,309, which include interest at a rate of 6.96%. The balance is due in September 2010. At December 31, 2009 the unpaid balance was $133,875.

In 2008, the Company entered into a note payable agreement related to financed insurance premiums. The terms of the agreement required monthly installments of $15,355, which included interest at a rate of 7.68%. The balance was paid in full in September 2009.

NOTE 7 – CONSOLIDATED SUBSIDIARY

In 2009, the two companies, Madison Avenue Securities, Inc. and Madison Avenue Advisors, Inc. were merged together with Madison Avenue Securities, Inc. remaining as the surviving company. In February 2009, balances from MAA were consolidated into the Company's financial statements when the two companies were merged.

The following is a summary of certain financial information of the Company's wholly owned subsidiary, MAA at December 31, 2008:

	2008
Total assets	$ 118,102
Total liabilities	(21,152)
Stockholder's equity	(96,950)
	$ -

NOTE 8 – EMPLOYEE BENEFIT PLAN

On January 1, 2005, Asset Marketing Systems Insurance Services, LLC instituted a 401(k) plan (the "Plan") in which AMS and the Company's employees may participate if they are 18 years or older and after they have been employed one full month with a minimum 1 hour of actual service performed. An employee may contribute up to the maximum allowed by Internal Revenue Service ("IRS") regulations. Through May 2008, the Company matched 100% of employees' contributions up to 6% of annual salary, subject to limits established annually by the IRS, and vested based on a 5 year schedule. Subsequent to May 2008, the Company no longer matches employees' contributions. For the years ended December 31, 2009 and 2008, matching contributions of $0 and $12,910, respectively were paid by the Company.

NOTE 9 – NET CAPITAL REQUIREMENT

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1, and that the Company maintain minimum net capital of $50,000 or 6 2/3% of aggregated indebtedness ($59,185 at December 31, 2009), whichever is higher.

At December 31, 2009 and 2008, the Company had net capital of $1,267,698 and $676,154, respectively, which was $1,208,513 and $619,006 in excess of its required minimum net capital and the ratios of aggregate indebtedness to net capital were 0.7 to 1 and 1.27 to 1, respectively.

In 2008, MAA was subject to a minimum capital requirement under section 260.237.2 of the California Code of Regulations that requires registered investment advisors with discretionary authority (no custody) over client cash and/or securities to maintain a minimum of $10,000. At December 31, 2009, MAA no longer existed. As of December 31, 2008, MAA's capital balance was $96,950.

NOTE 10– INCOME TAXES

Significant components of the provision for income taxes for the years ended December 31, 2009 and 2008 are as follows:

	2009	2008
Current expense:		
Federal	$ -	$ -
State	87,000	11,300
	87,000	11,300
Deferred (benefit) expense:		
Federal	(179,000)	-
State	(12,000)	-
	(191,000)	-
(Benefit) provision for income taxes	$ (104,000)	$ 11,300

Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes are as follows:

	2009	2008
Deferred tax assets:		
Start-up costs	$ 135,000	$ 159,000
Accrued expenses	14,000	11,000
Net operating losses	370,000	700,000
Bad debt allowance	3,000	5,000
Depreciation and amortization	12,000	15,000
State taxes	24,000	-
Other	-	1,000
	558,000	891,000
Deferred tax liabilities:		
Prepaid expense	7,000	5,000
Deferred tax assets	551,000	886,000
Valuation allowance deferred tax assets	(360,000)	(886,000)
Net deferred tax assets	$ 191,000	$ -

NOTE 10– INCOME TAXES (continued)

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and expected carry-forwards are available to reduce taxable income. The Company records a valuation allowance when, in the opinion of management, it is more likely than not, the Company will not realize some or all deferred tax assets. As the achievement of required future taxable income is uncertain, the Company recorded a valuation allowance. The valuation allowance decreased by $526,000 and $107,000 during 2009 and 2008, respectively. At December 31, 2009, the Company had federal and California net operating loss carry-forwards of approximately $897,000 and $1,118,000, respectively. The federal and state tax loss carry-forwards will begin to expire in 2026 and 2017 respectively, unless previously utilized. California has suspended the utilization of net operating loss carry-forwards for the tax years 2009 and 2008. During the year ended December 31, 2009, the Company utilized approximately $342,000 of federal net operating loss carry-forwards to reduce income tax expense.

The effective tax rate varied from the federal statutory rate of 34% for the year ended December 31, 2009 primarily as a result of the utilization of net operating loss carry-forwards to reduce income tax expense, state income taxes, and the valuation allowance.

The Company is subject to U.S. federal or state income tax examinations by tax authorities for years after 2003. During the periods open to examination, the Company has net operating loss and tax credit carry-forwards for U.S. federal and state tax purposes that have attributes from closed periods. Since these net operating losses and tax credit carry-forwards may be utilized in future periods, they remain subject to examination.

NOTE 11 – COMMITMENTS

The Company leases its current office space under an operating lease that expires March 31, 2010. Rent expense totaled $58,788 and $53,668 for the years ended December 31, 2009 and 2008, respectively. In January 2010, the Company entered into a sublease agreement with the Parent company and will sublease its office space for approximately $105,000 in the first twelve months. The new sublease begins on April 1, 2010 with a term of 40 months, expiring on August 31, 2013.

At December 31, 2009, the annual future minimum lease payments under the expiring operating lease are $14,821 for the year ending December 31, 2010.

NOTE 12 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2009, the Company paid dividends totaling $500,000 to the Parent. During the year ended December 31, 2008, the Parent made an additional capital contribution to the Company of $100,000. During the years ended December 31, 2009 and 2008, the Parent paid operating expenses under the expense sharing agreement on behalf of the Company in the amounts of $1,845,446 and $1,307,710, respectively. As of December 31, 2009 and 2008, capital contributed to the Company by the Parent since inception totaled $3,376,416 and the balances owed by and/or due to the Company through the related party payable and/or receivable account were receivable of $14,960 and a payable of $103,093, respectively. During the years ended December 31, 2009 and 2008, the Company made repayments of approximately $1,727,393 and $1,775,000, respectively, to their Parent of amounts owed through the related party payable account.

SUPPLEMENTAL INFORMATION

MADISON AVENUE SECURITIES, INC.
Schedule I
COMPUTATIONS OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended December 31, 2009 and 2008

	2009	2008
NET CAPITAL		
Total stockholder's equity	$ 1,650,067	$ 1,008,658
Deductions:		
Cash	59	95,805
Commissions receivable	16,756	33,722
Registered representative receivables	44,150	62,439
Prepaid expenses	44,396	68,205
Related party receivables	14,960	-
Fixed assets	2,108	3,393
Goodwill	64,000	64,000
Deferred tax assets	191,000	-
Other assets	4,940	4,940
Total deductions	382,369	332,504
Net capital before haircuts on securities positions	1,267,698	676,154
Haircuts on securities	-	-
Net capital	1,267,698	676,154
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6-2/3% of aggregate indebtedness or $50,000, whichever is greater)	59,185	57,148
EXCESS NET CAPITAL	$ 1,208,513	$ 619,006
Aggregate Indebtedness	$ 887,776	$ 857,218
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.7 to 1	1.27 to 1

Note: There are no differences between the net capital reported above and the net capital reported on Form FOCUS X-17A-5 (a) Part IIA as of December 31, 2009 and 2008

MADISON AVENUE SECURITIES, INC.
SCHEDULE II
COMPUTATIONS FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009 and 2008

A computation of reserve requirement is not applicable to Madison Avenue Securities, Inc., as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

MADISON AVENUE SECURITIES, INC.
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009 and 2008

Information relating to possession or control requirements is not applicable to Madison Avenue Securities, Inc., as the Company qualifies for exemption under the Rule 15c3-3 (k)(2)(ii).

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholder of
Madison Avenue Securities, Inc.
San Diego, California

In planning and performing our audit of the Madison Avenue Securities, Inc. ("Company") financial statements, as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the Company financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13, or
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PKF

San Diego, California
February 22, 2010

PKF
Certified Public Accountants
A Professional Corporation

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT ON THE COMPANY'S SIPC ASSESSMENT RECONCILIATION REQUIRED BY RULE 17A-5(E)(4) OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholder of
Madison Avenue Securities, Inc.
San Diego, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period ended December 31, 2009, which were agreed to by Madison Avenue Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority or specified parties of report, solely to assist you and the other specified parties in evaluating Madison Avenue Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Madison Avenue Securities, Inc.'s management is responsible for the Madison Avenue Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries and traced listed assessment payments to amounts clearing on original bank statements noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers by reviewing the Company's accounting records and internal financial information noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers by reviewing the Company's accounting records and internal financial information supporting the adjustments noting no differences.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PKF

San Diego, California
February 22, 2010

PKF
Certified Public Accountants
A Professional Corporation

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

040426 FINRA DEC
MADISON AVENUE SECURITIES INC 16*16
10731 TREENA ST STE 201
SAN DIEGO CA 92131-1041

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Connie Knapp 858-357-2920

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 4345

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (5716)

1/7/09 & 7/30/09
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) (1371)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ (1371)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $(1371)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Madison Avenue Securities, Inc.
(Name of Corporation, Partnership or other organization)

Connie Knapp
(Authorized Signature)

VP & CFO
(Title)

Dated the 12 day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 10,224,480
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	748,290
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	72,041
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	147,947
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	7515,961
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 2235	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	2235
Total deductions	8,486,474
2d. SIPC Net Operating Revenues	$ 1,738,006
2e. General Assessment @ .0025	$ 4,345

(to page 1 but not less than $150 minimum)